

May 4, 2012

Via E-mail
Richard K. Davis
Chairman, President and Chief Executive Officer
U.S. Bancorp
800 Nicollet Mall
Minneapolis, Minnesota 55402

> **Re:** **U.S. Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 8-K filed April 17, 2012**
> **File No. 001-06880**

Dear Mr. Davis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibit 13

Table 2 – Analysis of Net Interest Income, page 21

1. We note your disclosure of net free funds and the related definition of the calculation in footnote (b) to the table. Given that this appears to be a non-GAAP measure, please label

       it as such, disclose the calculation of this measure and provide further disclosure of the purpose of this measure and how management uses it.

Corporate Risk Profile, page 34

Credit Diversification, page 35

2. We note your disclosure on pages 37-38 that provides loan-to-value (LTV) and loan payment type data separately between loans to customers "that may be defined as sub-prime borrowers" and other borrowers. Please tell us, and expand your disclosure in future filings to discuss, how you define "sub-prime" for purposes of this disclosure. As a related matter, we note that on page 85 you separately break out certain securities disclosures between prime and non-prime, and include a footnote indicating that prime securities are those designated as such by the issuer or those with underlying characteristics and/or credit enhancements consistent with securities designated as prime. Please expand this discussion to clarify how you define "non-prime" for purposes of this disclosure. To the extent that it is simply all securities not meeting the "prime" definition in the footnote, please expand this disclosure to explain the specific asset characteristics and/or credit enhancements which would have to exist in order to qualify as "prime."

Table 18 – Summary of Allowance for Credit Losses, page 46

3. We note your disclosure at the bottom of the table that indicates the total amount of the allowance for credit losses related to incurred losses on credit cards and other retail loans. We also note your disclosure on page 77 that credit cards and other retail loans are generally not placed on nonaccrual status because of the relatively short period of time to charge off. In light of the fact that allowance to nonperforming loan/asset ratios could be significantly different or different trends could exist since these loans are rarely classified as nonperforming (except if a TDR), please expand this disclosure to discuss this point. Also, disclose the amount of the allowance for credit losses related to these types of loans for all periods presented, and consider including the dollar amount of nonperforming loans in this area (or a cross reference to the page where this information can be found) for all periods.

Critical Accounting Policies, page 63

Goodwill and Other Intangibles, page 65

4. We note your disclosure that the carrying amount of a reporting unit is determined based on the capital required to support the reporting unit's activities, including its tangible and intangible assets. You also state that the determination of the reporting unit's capital allocation requires management judgment and considers many factors, including the

regulatory capital regulations and capital characteristics of comparable public companies in relevant industry sectors. Please respond to the following:

- Clarify in further detail the capital allocation methodology used to determine the carrying value of your reporting units. For example, tell us whether you are using an economic capital approach for this purpose.

- To the extent the total capital required to support the reporting unit's activities is more or less than the total shareholder's equity of the company, please tell us how you account for any difference.

- Tell us the extent you review the capital allocations determined for each of your reporting units with your Board of Directors or your banking regulators.

Notes to Consolidated Financial Statements

Note 10 – Mortgage Servicing Rights, page 94

5. We note your disclosure in footnote (b) to the table that the reduction in fair value is principally due to changes in prepayments speeds, and to a lesser extent, changes in discount rates and escrow earnings assumptions, primarily arising from interest rate changes. Given the significant change in fair value for your mortgage servicing rights (MSRs), please tell us and revise future filings to separately quantify the drivers of the change in fair value, particularly when the drivers may be offsetting in value. Additionally, we note per your sensitivity analysis disclosed for 2010 and 2011 that 25 and 50 bps assumptions would cause minimal changes to the net fair value of your MSRs, but we note that very significant changes ($586 million during the year ended December 31, 2011) occurred. Please tell us the drivers for the large difference in the sensitivity analysis disclosed as compared to the actual changes occurring during 2011. To the extent that 25 bps and 50 bps change assumptions are not realistic, please provide additional sensitivities/assumptions for your MSRs.

Note 21 – Fair Values of Assets and Liabilities, page 114

6. We note your disclosure in the table summarizing losses recognized related to nonrecurring fair value measurements of individual assets or portfolios for each of the three years ended December 31, 2011. Please respond to the following:

- Tell us the main drivers for the classification of these measurements as Level 2 as of December 31, 2010 but as Level 3 as of December 31, 2011.

- In light of the fact that the measurement basis of loans that are probable of foreclosure is fair value less costs to sell, please tell us why there were such significant fair value write-downs on foreclosed properties. In this regard, it appears the write-downs recognized during 2011 represent approximately 50% of the other assets balance, versus 27% during 2010.

Form 8-K filed April 17, 2012

7. On your earnings call, you noted that several banks this quarter had reclassified performing home equity loans and lines that are behind delinquent first mortgages into non-performing loans, but based upon your existing accounting policies and practices, you did not believe it was necessary to make a similar reclassification nor would any change be material. With respect to these loans, please address the following:

- We note your disclosure on page 47 of your 2011 Form 10-K that you knew the related first lien was delinquent or modified on $299 million of the home equity loans and lines in a junior lien position. Your disclosure then goes on to state that based on that information, you estimated that $459 million or 2.5% of the total home equity portfolio at December 31, 2011 represented junior liens where the first lien was delinquent or modified. To the extent any of these were not already classified as nonperforming, please tell us the reasons for not reclassifying any of these loans to nonperforming and how you considered the regulatory guidance issued in January 2012, "Interagency Supervisory Guidance on Allowance for Loan and Lease Losses Estimation Practices for Loans and Lines of Credit Secured by Junior Liens on 1-4 Family Residential Properties."

- Tell us how this sub-category of home equity loans and lines in a junior lien position would be reflected under your existing non-performing loan policies. For example, tell us whether any of these loans balances were classified as nonperforming loans even though your junior lien was current and performing and the parameters considered for classification as nonperforming.

- Tell us how you evaluate your junior lien positions for nonaccrual/nonperforming status at the time a first lien position is modified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3512 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant